UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

China North East Petroleum Holdings, Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16941G102

(CUSIP No.)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16941G102

(1)	Name of reporting person. Lotusbox Investments, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 4,511,595 (See Item 4)
(6) Shared voting power. 0
(7) Sole dispositive power. 4,511,595
(8) Shared dispositive power. 0
(9)	Aggregate amount beneficially owned by each reporting person. 4,511,595 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 11.8% (See Item 4)
(12)	Type of reporting person (see instructions). IV, CO

CUSIP No. 16941G102

(1)	Name of reporting person. Harmony Capital Managers Limited
(2)	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 4,511,595 (See Item 4)
(6) Shared voting power. 0
(7) Sole dispositive power. 4,511,595
(8) Shared dispositive power. 0
(9)	Aggregate amount beneficially owned by each reporting person. 4,511,595 (See Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 11.8% (See Item 4)
(12)	Type of reporting person (see instructions). IA, CO

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Lotusbox Investments, Ltd. and Harmony Capital Managers Limited (the “Reporting Persons”), relating to shares of common stock (the “Common Stock”) of China North East Petroleum Holdings, Limited (the “Issuer”).

Item 1.

	(a)	Name of Issuer:

China North East Petroleum Holdings, Limited

	(b)	Address of Issuer’s Principal Executive Offices:

445 Park Avenue
New York, New York 10022

Item 2.

	(a)	Name of Person Filing:

Lotusbox Investments, Ltd.
Harmony Capital Managers Limited

	(b)	Address of Principal Business Office or, if none, Residence:

137 Telok Ayer Street
#04-04/05
Singapore 068602

	(c)	Citizenship:

Lotusbox Investments, Ltd. is a British Virgin Islands corporation.
Harmony Capital Managers Limited is a Cayman Islands corporation.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP No.:

16941G102

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.		Ownership.

As of December 31, 2011:

	(a)	Amount Beneficially Owned:

4,511,595 (including 2,600,000 shares issuable upon exercise of underlying warrants)

	(b)	Percent of Class:

11.8%. Based upon 35,584,860 shares of common stock outstanding at November 8, 2011, as reported by China North East Petroleum Holdings, Limited in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 under the Securities Exchange Act of 1934 filed with the SEC on November 9, 2011.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

4,511,595

(ii) Shared power to vote or to direct the vote

N/A

(iii) Sole power to dispose or to direct the disposition of

4,511,595

(iv) Shared power to dispose or to direct the disposition of

N/A

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.		Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*        *        *         *        *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

Lotusbox Investments, Ltd.

/s/ Michelle Tan
Name: Michelle Tan
Title: General Counsel

Date: February 13, 2012

Harmony Capital Managers Limited

/s/ Michelle Tan
Name: Michelle Tan
Title: General Counsel